Dividend Capital Realty Income Allocation Fund

Dividend Capital Global Realty Exposure Fund

518 17th Street

17th Floor

Denver, CO 80202

January 14, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dividend Capital Realty Income Allocation Fund (“DCA”) (File Nos. 811-21680 / 333-120988)
Dividend Capital Global Realty Exposure Fund (“DCW”) (File Nos. 811-21840 / 333-130790)

Dear Sir or Madam:

On behalf of DCA and DCW, both registered closed-end management investment companies, and pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, transmitted herewith for filing via EDGAR is a preliminary proxy statement and form of proxy for the Annual Meetings of the Shareholders of DCA and DCW (“Annual Meetings”) to be held on March 16, 2009. Definitive copies of the proxy statement, form of proxy, and other soliciting materials are expected to be mailed beginning on or about January 27, 2009.

The Annual Meetings are being held to ask shareholders of DCA and DCW to vote on one or more of the following proposals:

1.	To elect one Trustee to serve the term set forth herein until his successor has been duly elected and qualified;

2.	To approve or disapprove the proposed sub-investment advisory agreement with Calamos Advisors LLC;

3.	To approve or disapprove amending DCA’s Agreement and Declaration of Trust and DCW’s Amended and Restated Agreement and Declaration of Trust to restrict certain acquisitions of the Funds’ securities to help assure the preservation of their capital loss carryforwards; and

4.	To transact such other business as may properly come before the annual meetings or any adjournments or postponements thereof.

No fee is required in connection with this filing. Should you have any questions regarding this filing, please do not hesitate to contact Joseph P. Kelly of Dechert LLP, legal counsel to DCA and DCW, at 949.442.6027.

Very truly yours,

/s/ Derek Mullins
Derek Mullins Secretary

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